UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A


             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 and 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*

                         Royal Olympic Cruise Lines Inc.
                                (NAME OF ISSUER)

                     Common Stock, Par Value $.01 Per Share
                         (TITLE OF CLASS OF SECURITIES)

                                    214 417 7
                                 (SEDOL NUMBER)

                               Janet L. Dowe, Esq.
                              Capetanakis & Preite
                           67 Wall Street, Suite 2001
                            New York, New York 10005
                                 (212) 825-1400
              (NAME, ADDRESS, TELEPHONE NUMBER OF PERSON AUTHORIZED
                      TO RECEIVE NOTICES AND COMMUNICATION)


                                  July 5, 2000
             (Date of Event Which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the Acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: / /

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would later disclosure provided in a prior cover page.

     The information required on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)


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SEDOL NO. 214 417 7                Schedule 13D                     Page 2 of 11


1.   NAME OF REPORTING PERSON, S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
     PERSON:
               Little Wing, L.P., 13-3778596

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)  |X|
     (b)  |_|

3.   SEC USE ONLY

4.   SOURCE OF FUNDS: WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): / /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

7.   SOLE VOTING POWER:                                         0 shares

8.   SHARED VOTING POWER:                                       918,310 shares

9.   SOLE DISPOSITIVE POWER:                                    0 shares

10.  SHARED DISPOSITIVE POWER:                                  918,310 shares

11.  AGGREGATE AMOUNT BENEFICIALLY
     OWNED BY EACH REPORTING PERSON:                            918,310 shares

12.  CHECK BOX IF THE AGGREGATE AMOUNT
     IN ROW (11) EXCLUDES CERTAIN SHARES:                       / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):        6.56%

14.  TYPE OF REPORTING PERSON:                                  PN



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SEDOL NO. 214 417 7                Schedule 13D                     Page 3 of 11


1.   NAME OF REPORTING PERSON, S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
     PERSON: Little Wing Too, L.P., 06-1520333

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: |X|

3.   SEC USE ONLY

4.   SOURCE OF FUNDS: WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): / /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

7.   SOLE VOTING POWER:                                         0 shares

8.   SHARED VOTING POWER:                                       267,135 shares

9.   SOLE DISPOSITIVE POWER:                                    0 shares

10.  SHARED DISPOSITIVE POWER:                                  267,135 shares

11.  AGGREGATE AMOUNT BENEFICIALLY
     OWNED BY EACH REPORTING PERSON:                            267,135 shares

12.  CHECK BOX IF THE AGGREGATE AMOUNT
     IN ROW (11) EXCLUDES CERTAIN SHARES:                       / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):        1.91%

14.  TYPE OF REPORTING PERSON:                                  PN



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SEDOL NO. 214 417 7                Schedule 13D                     Page 4 of 11


1.   NAME OF REPORTING PERSON, S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
     PERSON: Quilcap Corp., 13-3780878

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: / X /

3.   SEC USE ONLY

4.   SOURCE OF FUNDS: WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): / /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

7.   SOLE VOTING POWER:                                         0 shares

8.   SHARED VOTING POWER:                                       1,185,445 shares

9.   SOLE DISPOSITIVE POWER:                                    0 shares

10.  SHARED DISPOSITIVE POWER:                                  1,184,445 shares

11.  AGGREGATE AMOUNT BENEFICIALLY
     OWNED BY EACH REPORTING PERSON:                            1,184,445 shares

12.  CHECK BOX IF THE AGGREGATE AMOUNT
     IN ROW (11) EXCLUDES CERTAIN SHARES:                       / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):        8.47%

14.  TYPE OF REPORTING PERSON:                                  CO

SEDOL NO. 214 417 7                Schedule 13D                     Page 5 of 11


1.   NAME OF REPORTING PERSON, S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
     PERSON: Trade Winds Fund Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: / X /

3.   SEC USE ONLY

4.   SOURCE OF FUNDS: WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): / /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands

7.   SOLE VOTING POWER:                                         0 shares

8.   SHARED VOTING POWER:                                       485,455 shares

9.   SOLE DISPOSITIVE POWER:                                    0 shares

10.  SHARED DISPOSITIVE POWER:                                  485,455 shares

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED
     BY EACH REPORTING PERSON:                                  485,455 shares

12.  CHECK BOX IF THE AGGREGATE AMOUNT
     IN ROW (11) EXCLUDES CERTAIN SHARES:                       / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):        3.47%

14.  TYPE OF REPORTING PERSON:                                  CO

SEDOL NO. 214 417 7                Schedule 13D                     Page 6 of 11


1.   NAME OF REPORTING PERSON, S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
     PERSON: Quilcap International Corp., 13-3868725

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: / X /

3.   SEC USE ONLY

4.   SOURCE OF FUNDS: WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): / /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

7.   SOLE VOTING POWER:                                         0 shares

8.   SHARED VOTING POWER:                                       485,455 shares

9.   SOLE DISPOSITIVE POWER:                                    0 shares

10.  SHARED DISPOSITIVE POWER:                                  485,455 shares

11.  AGGREGATE AMOUNT BENEFICIALLY
     OWNED BY EACH REPORTING PERSON:                            485,455
     shares

12.  CHECK BOX IF THE AGGREGATE AMOUNT
     IN ROW (11) EXCLUDES CERTAIN SHARES:                       / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):        3.47%

14.  TYPE OF REPORTING PERSON:                                  CO

SEDOL NO. 214 417 7                Schedule 13D                     Page 7 of 11


1.   NAME OF REPORTING PERSON, S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
     PERSON: Parker Quillen, SS # ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: / X /

3.   SEC USE ONLY

4.   SOURCE OF FUNDS: WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): / /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION: United States

7.   SOLE VOTING POWER:                                         0 shares

8.   SHARED VOTING POWER:                                       1,670,900 shares

9.   SOLE DISPOSITIVE POWER:                                    0 shares

10.  SHARED DISPOSITIVE POWER:                                  1,670,900 shares

11.  AGGREGATE AMOUNT BENEFICIALLY
     OWNED BY EACH REPORTING PERSON:                            1,670,900 shares

12.  CHECK BOX IF THE AGGREGATE AMOUNT
     IN ROW (11) EXCLUDES CERTAIN SHARES:                       / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):        11.94%

14.  TYPE OF REPORTING PERSON:                                  IN

SEDOL NO. 214 417 7             Schedule 13D                        Page 8 of 11


ITEM 1.  SECURITY AND ISSUER

          The title of the class of equity security to which this statement relates is the common stock, par value $.01 per share ("Common Stock"), of Royal Olympic Cruise Lines, Inc., a foreign corporation (the "Issuer"), whose principal executive offices are located at 87 Akti Miaouli, 185 83 Piraeus, Greece.

ITEM 2.  IDENTITY AND BACKGROUND

          (a) The filing of this Schedule 13D is made by (i) Little Wing, L.P. ("Little Wing"), a Delaware limited partnership; (ii) Little Wing Too, L.P. ("Little Wing Too"), a Delaware limited partnership; (iii) Quilcap Corp. ("Quilcap Corp."), a Delaware corporation which is the General Partner of Little Wing and Little Wing Too, respectively; (iv) Trade Winds Fund Ltd. ("Trade Winds") a British Virgin Islands corporation which has entered into a contract to receive investment management services from Quilcap International Corp.; (v) Quilcap International Corp. ("Quilcap International") which is the investment manager for Trade Winds and (vi) Parker Quillen ("Quillen"), the President of Quilcap Corp. and Quilcap International.

          (b) The address of Little Wing is c/o Quilcap Corp., 375 Park Avenue, Suite 1404, New York, New York 10152. Little Wing Too, Trade Winds, Quilcap International and Quillen all share the same address with Little Wing and Quilcap Corp.

          (c) (i) The principal business of each of Little Wing and Little Wing Too is that of a private investment entity engaging in the purchase and sale of securities; (ii) the principal business of Quilcap is serving as General Partner of Little Wing; (iii) the principal business of Trade Winds is that of a private investment entity engaging in the purchase and sale of securities; (iv) the principal business of Quilcap International is serving as Investment Manager for various entities, including Trade Winds; and (v) the principal business of Quillen is serving as the President of Quilcap and International.

          (d) None of the persons referred to in subparagraph (a) above has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

SEDOL NO. 214 417 7                Schedule 13D                     Page 9 of 11

          (e) None of the persons referred to in subparagraph (a) above has, during the last five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or, prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          (f) Mr. Quillen is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          The shares of Common stock acquired by Little Wing, Little Wing Too, and Trade Winds, respectively, were in each case purchased with their working capital in open market transactions.

ITEM 4.  PURPOSE OF THE TRANSACTION

          This amendment no. 1 to the Schedule 13-D originally filed with the Securities and Exchange Commission on October 14, 1999 (the "Schedule 13D") is being filed to provide information regarding the disposition by the Reporting Entities (as defined in the Schedule 13D) of certain of their respective shares of common stock of the Issuer.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

          (a) As of July 14, 2000 Little Wing beneficially owned 918,310 shares of Common Stock constituting approximately 6.56% of the shares outstanding based on the Issuer's Proxy Voting List dated September 8, 1999.

          Little Wing engaged in the following transactions in the Issuer's Common Stock during the 60 days prior to the July 5, 2000 date of this
     Report:

     June 27, 2000 .........      Sold 207,100 shares at $3.50 per share
     July 5, 2000 ..........      Purchased 4,410 shares at $3.75 per share

          (b) As of July 14, 2000, Little Wing Too beneficially owned 267,135 shares of Common Stock constituting approximately 1.91% of the shares outstanding based on the Issuer's Proxy Voting List dated September 8, 1999.

          Little Wing Too engaged in the following transactions in the Issuer's Common Stock during the 60 days prior to the July 5, 2000 date of this
     Report:

SEDOL NO. 214 417 7                Schedule 13D                    Page 10 of 11


     June 27, 2000 ........      Sold 136,500 shares at $3.50 per share
     July 5, 2000 .........      Sold 31,870 shares at $3.75 per share
     July 5, 2000 .........      Purchased 27,305 shares at $3.75 per share

          (c) As of July 14, 2000 Trade Winds beneficially owned 485,455 shares of Common Stock constituting approximately 3.47% of the shares outstanding based on the Issuer's Proxy Voting List dated September 8, 1999.

          Trade Winds engaged in the following transactions in the Issuer's Common Stock during the 60 days prior to the July 5, 2000 date of this
     Report:

     June 27, 2000 ...........      Sold 236,700 shares at $3.50 per share
     July 5, 2000 ............      Purchased 155 shares at $3.75 per share

          (d) Little Wing and Little Wing Too each have the power to vote and dispose of their respective Common Shares, which power may be exercised by Quillen, as President of Quilcap Corp., the general partner to both entities. Trade Winds has the power to vote and dispose of the Common Shares owned by it, which power may be exercised by Quillen, as President of Quilcap International, the investment manager to Trade Winds.

ITEM 6.  CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO THE SECURITIES OF THE ISSUER

     Not Applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     Not applicable.

SEDOL NO. 214 417 7                Schedule 13D                    Page 11 of 11


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 14, 2000

LITTLE WING, L.P.                       LITTLE WING TOO, L.P.
By: Quilcap Corp., General Partner      By: Quilcap Corp., General Partner

By: /s/ Parker Quillen                  By:  /s/ Parker Quillen
    ----------------------------             ----------------------------
    Parker Quillen, President                Parker Quillen, President


QUILCAP CORP.                           TRADE WINDS FUND LTD.
                                        By: Quilcap International Corp.


By: /s/ Parker Quillen                  By:  /s/ Parker Quillen
    ----------------------------             ----------------------------
    Parker Quillen, President               Parker Quillen, President


QUILCAP INTERNATIONAL CORP.


By: /s/ Parker Quillen                  /s/ Parker Quillen
    ---------------------------         -----------------------------------
    Parker Quillen, President           PARKER QUILLEN